Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-287303
Dated November 10, 2026

BEAR MARKET-LINKED ONE LOOK NOTES WITH A DUAL DIRECTIONAL BUFFER

Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the Nasdaq-100 Index®

Issuer	Barclays Bank PLC (“Barclays”). References on this page to “we,” “us” or “our” mean Barclays.
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The Nasdaq-100 Index® ("NDX Index")
Payout Profile at Maturity

• If the Ending Value of the Market Measure is less than or equal to the Starting Value, a positive return equal to the Digital Payment

• If the Market Measure increases by no more than 15.00% from the Starting Value to the Ending Value, a positive return equal to the percentage increase in the value of the Market Measure from the Starting Value to the Ending Value

• If the Market Measure increases by more than 15.00% from the Starting Value to the Ending Value, 1-to-1 negative exposure to increases of the Market Measure beyond a 15.00% increase, subject to the Minimum Redemption Amount of $1.50 per unit, with 85.00% of your principal at risk

Digital Payment	[$1.30 to $1.70] per unit, a return of [13.00% to 17.00%] over the principal amount, to be determined on the pricing date
Threshold Value	115.00% of the Starting Value
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000095010326017192/ dp256228_424b2-10041baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	There is no fixed principal repayment amount on the notes at maturity. If the Ending Value is greater than the Threshold Value, you will lose a portion, which could be significant, of your principal amount.
•	Your investment return is limited to the return represented by the Digital Payment if the Ending Value is less than or equal to the Starting Value. Additionally, your potential for a positive return based on the appreciation of the Market Measure will be limited because you will only receive a positive return if the Ending Value is greater than the Starting Value but less than or equal to the Threshold Value. Because the Threshold Value is 115.00% of the Starting Value, any positive return due to the appreciation of the Market Measure will be limited and no greater than 15.00%. Any increase in the Ending Value from the Starting Value by more than 15.00% will result in a loss, rather than a positive return, on the notes. Your investment return may be less than a comparable short or long position in the stocks included in the Market Measure.
•	Payments on the notes do not reflect changes in the value of the Market Measure other than on the calculation day.
•	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.
•	The initial estimated value of the notes on the pricing date is expected to be lower than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	A trading market is not expected to develop for the notes.
•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in the securities included in the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.
•	There may be potential conflicts of interest involving the calculation agents, which are Barclays and BofAS.
•	The Market Measure sponsor may adjust the Market Measure in a way that affects its level, and has no obligation to consider your interests ..
•	You will have no rights of a holder of the securities included in the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own the securities included in the Market Measure, we, MLPF&S, BofAS and our respective affiliates do not control the issuers of those securities, and have not verified any disclosure made by any other company.
•	The U.S. federal income tax consequences of an investment in the notes are uncertain.
•	The notes are subject to non-U.S. companies risk.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$11.500	15.00%
-50.00%	$11.500	15.00%
-20.00%	$11.500	15.00%
-10.00%	$11.500	15.00%
-5.00%	$11.500	15.00%
0.00%	$11.500(2)	15.00%
0.01%	$10.001	0.01%
5.00%	$10.500	5.00%
10.00%	$11.000	10.00%
15.00%(1)	$11.500(3)	15.00%
15.01%	$9.999	-0.01%
30.00%	$8.500	-15.00%
40.00%	$7.500	-25.00%
50.00%	$6.500	-35.00%
75.00%	$4.000	-60.00%
100.00%	$1.500(4)	-85.00%
125.00%	$1.500	-85.00%
150.00%	$1.500	-85.00%
(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	This amount represents the sum of the principal amount and the hypothetical Digital Payment of $1.50 per unit. Your investment return if the Market Measure depreciates is limited to the return represented by the Digital Payment.
(3)	Any positive return based on the appreciation of the Market Measure cannot exceed the return represented by the Threshold Value.
(4)	The Redemption Amount per unit will not be less than the Minimum Redemption Amount of $1.50 per unit.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays's Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.